Exhibit 99.1

EXPLANATORY NOTE

Studio City Finance Limited’s Quarterly Report

for the Three and Nine Months Ended September 30, 2025

This quarterly report provides Studio City Finance Limited’s (“Studio City Finance”) unaudited condensed consolidated financial statements, comprising condensed consolidated balance sheets, condensed consolidated statements of operations and condensed consolidated statements of cash flows, for the three and nine months ended September 30, 2025, together with the related information.

Studio City Finance Limited

Report for the Third Quarter of 2025

TABLE OF CONTENTS

INTRODUCTION	3
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	6
GLOSSARY	7
EXCHANGE RATE INFORMATION	9
FINANCIAL CONDITION AND RESULTS OF OPERATIONS	10
INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	F-1

INTRODUCTION

In this quarterly report, unless otherwise indicated:

•

“2016 Studio City Senior Secured Credit Facilities” refers to the facilities agreement dated November 23, 2016 with, among others, Bank of China Limited, Macau Branch, to amend, restate and extend the Studio City Project Facility to provide for senior secured credit facilities in an aggregate amount of HK$234.0 million (equivalent to US$30.0 million), which consist of a HK$233.0 million (equivalent to US$29.9 million) revolving credit facility and a HK$1.0 million (equivalent to US$0.1 million) term loan facility, and which would have matured on November 30, 2021, and was amended, restated and extended by the 2021 Studio City Senior Secured Credit Facilities;

•

“2021 Studio City Senior Secured Credit Facilities” refers to the facilities agreement dated March 15, 2021 with, among others, Bank of China Limited, Macau Branch, to amend, restate and extend the 2016 Studio City Senior Secured Credit Facilities providing for senior secured credit facilities in an aggregate amount of HK$234.0 million (equivalent to US$30.0 million), which consist of a HK$233.0 million (equivalent to US$29.9 million) revolving credit facility and a HK$1.0 million (equivalent to US$0.1 million) term loan facility, and which would have matured on January 15, 2028, and was further amended, restated and extended on November 29, 2024 including with a maturity date extended to August 29, 2029;

•

“2024 Studio City Senior Secured Revolving Credit Facilities” refers to the senior secured credit facilities agreement, dated November 29, 2024, entered into between, among others, Studio City Investments, as parent, Studio City Company, as borrower, and certain subsidiaries as guarantors, pursuant to which lenders have made available to Studio City Company HK$1.945 billion (equivalent to US$250.3 million) in revolving credit facilities for a term of five years with an option to increase the commitments in an amount not exceeding US$100.0 million, subject to the satisfaction of certain conditions precedent;

•

“2025 Studio City Finance Notes” refers to the 6.00% senior notes due 2025 in an aggregate principal amount of US$500,000,000 issued by Studio City Finance on July 15, 2020, and as to which no amount remains outstanding following the repayment of all remaining amounts outstanding in July 2025;

•

“2025 Notes Tender Offer (2024)” refers to the conditional tender offer by Studio City Finance pursuant to which it purchased for cash an aggregate principal amount of US$100.0 million of the outstanding 2025 Studio City Finance Notes in April 2024;

•	“2027 Studio City Company Notes” refers to the 7.00% senior secured notes due 2027 in an aggregate principal amount of US$350,000,000 issued by Studio City Company on February 16, 2022;

•	“2028 Studio City Finance Notes” refers to the 6.50% senior notes due 2028 in an aggregate principal amount of US$500,000,000 issued by Studio City Finance on July 15, 2020;

•

“2029 Studio City Finance Notes” refers to the 5.00% senior notes due 2029 in an aggregate principal amount of US$1,100,000,000 issued by Studio City Finance, of which US$750,000,000 was issued on January 14, 2021 and US$350,000,000 was issued on May 20, 2021;

•	“Altira Macau” refers to an integrated resort located in Taipa, Macau;

•

“China” refers to the People’s Republic of China, including the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”) and the Macau Special Administrative Region of the People’s Republic of China (“Macau” or “Macau SAR”), except when referencing specific laws and regulations adopted by the People’s Republic of China and other legal and tax matters applicable only to mainland China. The legal and operational risks associated with operating in mainland China may also apply to our operations in Hong Kong and Macau;

•

“City of Dreams” refers to an integrated resort located in Cotai, an area of reclaimed land located between the islands of Taipa and Coloane in Macau, which currently features gaming areas and luxury hotels, a collection of retail brands, a wet stage performance theater and other entertainment venues;

•

“Concession Contract” refers to the concession contract executed between the Macau SAR and the Gaming Operator on December 16, 2022, that provides for the terms and conditions of the concession granted to the Gaming Operator, which expires on December 31, 2032;

•	“Concessionaire(s)” refers to the holder(s) of a concession for the operation of casino games in Macau;

•	“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

•

“Gaming Operator” or “Melco Resorts Macau” refers to Melco Resorts (Macau) Limited, a company incorporated under the laws of Macau that is a subsidiary of Melco, the holder of a concession under the Concession Contract and the operator of Studio City Casino. The equity interest of the Gaming Operator is 85% owned by Melco and 15% owned by Mr. Lawrence Ho, the managing director of the Gaming Operator;

•	“HK$” and “H.K. dollar(s)” refer to the legal currency of Hong Kong;

•

“Master Services Agreements” refers to a master services agreement entered into between SCI and certain of its subsidiaries, and related arrangements for work agreements entered into between certain subsidiaries of SCI, on December 21, 2015 for non-gaming services, on the one hand, and certain Melco Affiliates, on the other hand, under which certain of SCI’s subsidiaries and Melco Affiliates share and mutually provide certain non-gaming services at Studio City, City of Dreams and Altira Macau. The Master Services Agreements and other arrangements for non-gaming services at the properties in Macau, are collectively referred to as “Management and Shared Services Arrangements,” have been extended to December 31, 2032;

•	“MCO Cotai” refers to MCO Cotai Investments Limited (formerly known as MCE Cotai Investments Limited), a subsidiary of Melco and a shareholder of SCI;

•

“Melco” refers to Melco Resorts & Entertainment Limited, a Cayman Islands exempted company with limited liability, the American depositary shares of which are listed on the Nasdaq Global Select Market, and which, through its subsidiary MCO Cotai, is a principal shareholder of SCI;

•	“Melco Affiliates” refers to the subsidiaries of Melco other than SCI and its subsidiaries;

•	“MOP” and “Pataca(s)” refer to the legal currency of Macau;

•

“SCI” refers to an indirect parent of our company, Studio City International Holdings Limited, an exempted company registered by way of continuation in the Cayman Islands, the American depositary shares of which are listed on the New York Stock Exchange;

•	“Studio City” refers to a cinematically-themed integrated resort in Cotai, Macau;

•	“Studio City Casino” refers to the gaming areas being operated within Studio City;

•

“Studio City Casino Agreement” (previously referred to as the Services and Right to Use Arrangements) refers to the agreement entered into among Melco Resorts Macau and Studio City Entertainment, dated May 11, 2007 and amended on June 15, 2012 and June 23, 2022 and any other agreements or arrangements entered into from time to time, which may amend, supplement or relate to the aforementioned agreements or arrangements;

•	“Studio City Company” refers to our subsidiary, Studio City Company Limited, a British Virgin Islands company;

•	“Studio City Entertainment” refers to our subsidiary, Studio City Entertainment Limited, a Macau company;

•

“Studio City Investments” refers to our subsidiary, Studio City Investments Limited, a company incorporated in the British Virgin Islands and the parent guarantor of the 2027 Studio City Company Notes;

•

“Studio City Project Facility” refers to the senior secured project facility, dated January 28, 2013 and as amended from time to time, entered into between, among others, Studio City Company, as borrower, and certain subsidiaries as guarantors, comprising a term loan facility of HK$10,080,460,000 (equivalent to US$1.3 billion) and a revolving credit facility of HK$775,420,000 (equivalent to US$100 million), and was amended, restated and extended by the 2016 Studio City Senior Secured Credit Facilities;

•	“US$” and “U.S. dollar(s)” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the U.S. generally accepted accounting principles; and

•	“we,” “us,” “our,” “our company” and “the Company” refer to Studio City Finance Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This quarterly report includes our unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2025.

Certain monetary amounts, percentages, and other figures included in this quarterly report have been subject to rounding adjustments. Certain other amounts that appear in this quarterly report may not sum due to rounding. Figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. Known and unknown risks, uncertainties and other factors may cause our actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Moreover, because we operate in a heavily regulated and evolving industry where the amended gaming law was adopted and implemented by the Macau government, may become highly leveraged and operate in Macau, a market with intense competition, new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) changes in the gaming market and visitations in Macau, (ii) local and global economic conditions, (iii) capital and credit market volatility, (iv) our anticipated growth strategies, (v) risks associated with the implementation of the amended Macau gaming law by the Macau government, (vi) gaming authority and other governmental approvals and regulations, and (vii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

The forward-looking statements made in this quarterly report relate only to events or information as of the date on which the statements are made in this quarterly report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this quarterly report with the understanding that our actual future results may be materially different from what we expect.

GLOSSARY

“cage”	a secure room within a casino with a facility that allows patrons to carry out transactions required to participate in gaming activities, such as exchange of cash for chips and exchange of chips for cash or other chips

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“drop”	the amount of cash to purchase gaming chips and promotional vouchers that is deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic gaming table”	table with an electronic or computerized wagering and payment system that allow players to place bets from multiple-player gaming seats

“gaming machine”	slot machine and/or electronic gaming table

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win (calculated before non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) expressed as a percentage of gaming machine handle

“gaming promoter”	a corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming operator

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters

“marker”	evidence of indebtedness by a player to the gaming operator

“mass market patron”	a customer who plays in the mass market operations

“mass market operations”	consists of both table games and gaming machines played by mass market patrons primarily for cash stakes

“mass market table games drop”	the amount wagered in the mass market table games operations

“mass market table games hold percentage”	mass market table games win (calculated before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of mass market table games drop

“mass market table games operations”	the mass market operations consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“premium direct player”	a rolling chip patron who is a direct customer of the gaming operator and is attracted to the casino through marketing efforts of the gaming operator

“rolling chip” or “VIP rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who primarily plays on rolling chip or VIP rolling chip tables and typically plays for higher stakes than mass market patrons

“rolling chip operations”	consists of table games played in areas designated for rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered by the rolling chip operations

“rolling chip win rate”	rolling chip table games win (calculated before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of rolling chip volume

“slot machine”	slot or electronic gaming machine operated by a single player

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues. Table games win is calculated before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

EXCHANGE RATE INFORMATION

The majority of our current revenues are denominated in H.K. dollars, while our current expenses are denominated predominantly in Patacas and H.K. dollars and in connection with a portion of our indebtedness and certain expenses, in U.S. dollars. The non-financial pages of this quarterly report include all translations from H.K. dollars to U.S. dollars and from U.S. dollars to H.K. dollars at a rate of HK$7.782343 to US$1.00, unless otherwise noted.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since October 17, 1983, the H.K. dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate range and, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 to MOP1.03. All translations from Patacas to U.S. dollars in the non-financial pages of this quarterly report were made at the exchange rate of MOP8.015775 to US$1.00.

In this quarterly report, U.S. dollar equivalents of H.K. dollar amounts of indebtedness are based on the prevailing exchange rate on the relevant transaction date, except for the indebtedness balance translations as of the balance sheet date, which are based on the prevailing exchange rate on the applicable balance sheet date.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in connection with our unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Our unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2024. The historical results are not necessarily indicative of the results of operations to be expected in the future. Certain statements in this “Financial Condition and Results of Operations” are forward-looking statements.

Results of Operations

Studio City is a world-class integrated resort located in Cotai, Macau and its principal operating activities are the provision of services to the Gaming Operator pursuant to a casino contract and the hospitality business in Macau. The gaming operations of Studio City Casino are focused on the mass market and target all ranges of mass market patrons. Pursuant to the Studio City Casino Agreement, the Studio City Casino currently has 259 mass gaming tables and 736 gaming machines available for operation. In the third quarter of 2025, the Gaming Operator operated an average of approximately 253 gaming tables and 726 gaming machines at the Studio City Casino. Mocha Kuong Fat ceased operations in September 2025, following which 90 gaming machines were re-allocated by the Gaming Operator to Studio City. Mocha Grand Dragon Hotel ceased operations in November 2025, following which 44 gaming machines were re-allocated by the Gaming Operator to Studio City. Our cinematically-themed integrated resort is designed to attract a wide range of customers by providing highly differentiated non-gaming attractions, including the world’s first figure-8 Ferris wheel, a deluxe night club and karaoke, a 5,000-seat live performance arena and an outdoor and an indoor water park. Studio City features approximately 2,493 luxury hotel rooms, diverse food and beverage establishments, a nine-screen cineplex and approximately 38,500 square meters of complementary retail space.

Studio City is strategically located in Cotai, as one of the few dedicated Cotai hotel-casino resort stops on the Macau Light Rapid Transit Line, with an access bridge leading to Studio City.

Studio City Casino is operated by the Gaming Operator, one of the subsidiaries of Melco and a holder of a gaming concession in Macau, and we operate the non-gaming businesses of Studio City.

Studio City Finance and its subsidiaries sit within a ring-fenced credit group separate from shareholders of SCI and our debt obligations are not guaranteed by the shareholders of SCI. In particular, Melco is not a guarantor under the 2021 Studio City Senior Secured Credit Facilities, the 2024 Studio City Senior Secured Revolving Credit Facilities, the 2027 Studio City Company Notes, the 2028 Studio City Finance Notes or the 2029 Studio City Finance Notes. As such, the shareholders of SCI are not contractually required to provide any additional financial support to Studio City Finance and our subsidiaries with respect to our debt obligations.

Three Months Ended September 30, 2025 Compared to Three Months Ended September 30, 2024

Total operating revenues for the third quarter of 2025 were US$182.5 million, compared with US$174.6 million in the third quarter of 2024. The increase was primarily attributable to better performance in mass market operations leading to an increase in revenue from casino contract.

Net loss attributable to Studio City Finance Limited for the third quarter of 2025 was US$20.5 million, compared with US$23.0 million in the third quarter of 2024, primarily due to the increase in revenue from casino contract, partially offset by higher operating expenses as a result of increased business volumes.

Studio City Casino generated gross gaming revenues of US$344.4 million and US$335.5 million for the third quarters of 2025 and 2024, respectively.

Mass market table games drop was US$942.5 million in the third quarter of 2025, compared with US$912.9 million in the third quarter of 2024 and hold percentage was 33.1% in the third quarter of 2025, compared with 30.7% in the third quarter of 2024.

Gaming machine handle for the third quarter of 2025 was US$873.3 million, compared with US$853.0 million in the third quarter of 2024 and win rate was 3.7% in the third quarter of 2025, compared with 3.3% in the third quarter of 2024.

As reported in our annual report for the year ended December 31, 2024, Studio City Casino has strategically repositioned itself to focus on the premium mass and mass operations, and VIP rolling chip operations at Studio City were transferred to City of Dreams in late October 2024.

Revenue from casino contract was US$77.3 million for the third quarter of 2025, compared with US$67.3 million for the third quarter of 2024. Revenue from casino contract is net of gaming taxes and the costs incurred in connection with the on-going operation of the Studio City Casino which are deducted by the Gaming Operator.

Total non-gaming revenues at Studio City for the third quarter of 2025 were US$105.2 million, compared with US$107.3 million for the third quarter of 2024.

Total net non-operating expenses for the third quarter of 2025 were US$41.2 million, which mainly included interest expense of US$30.9 million and net foreign exchange losses of US$10.1 million, compared with US$36.5 million for the third quarter of 2024, which mainly included interest expense of US$32.8 million.

Depreciation and amortization costs of US$54.0 million were recorded in the third quarter of 2025, of which US$0.8 million was related to the amortization expense for the land use right, compared with US$51.9 million recorded in the third quarter of 2024, of which US$0.8 million was related to the amortization expense for the land use right.

Nine Months Ended September 30, 2025 Compared to Nine Months Ended September 30, 2024

For the nine months ended September 30, 2025, our total operating revenues were US$534.3 million, an increase of US$48.0 million from US$486.3 million for the nine months ended September 30, 2024. The increase was primarily attributable to better performance in mass market operations leading to an increase in revenue from casino contract and higher overall non-gaming revenues.

Net loss attributable to Studio City Finance Limited for the nine months ended September 30, 2025 was US$42.6 million, compared with US$76.1 million for the nine months ended September 30, 2024, primarily due to the increase in revenue from casino contract and higher overall non-gaming revenues, partially offset by higher operating expenses as a result of increased business volumes.

Liquidity and Capital Resources

We have relied on, and intend to continue rely on, our cash generated from our operations and our debt and equity financings to meet our financing and refinancing needs.

As of September 30, 2025, we held cash and cash equivalents of US$87.8 million and restricted cash of US$0.1 million. Further, HK$1.309 billion (equivalent to US$168.2 million) under the 2024 Studio City Senior Secured Revolving Credit Facilities was available for future drawdown as of September 30, 2025, subject to certain conditions precedent. As of September 30, 2025, the covenants under the 2027 Studio City Company Notes limit unused borrowing capacity to US$88.2 million.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
	(In thousands of US$)
Net cash provided by operating activities	$53,966	$15,553	$150,041	$119,518
Net cash used in investing activities	(17,660)	(29,547)	(66,970)	(72,519)
Net cash used in financing activities	(111,322)	(59,833)	(111,322)	(163,317)
Effect of exchange rate on cash, cash equivalents and restricted cash	995	965	(282)	1,057

Decrease in cash, cash equivalents and restricted cash	(74,021)	(72,862)	(28,533)	(115,261)
Cash, cash equivalents and restricted cash at beginning of period	161,978	175,048	116,490	217,447

Cash, cash equivalents and restricted cash at end of period	$87,957	$102,186	$87,957	$102,186

Operating Activities

Operating cash flows are generally affected by changes in operating income and certain operating assets and liabilities, including the receivables related to the revenue from casino contract and hotel operations, as well as the non-gaming business, including food and beverage, entertainment, mall, retail and other, which are conducted primarily on a cash basis.

Net cash provided by operating activities was US$54.0 million for the three months ended September 30, 2025, compared with US$15.6 million for the three months ended September 30, 2024. The increase was primarily attributable to improved performance of Studio City’s operations which resulted in a decrease in net loss in the three months ended September 30, 2025, as well as decreased working capital for operations, which primarily consisted of higher net payables to affiliated companies in the three months ended September 30, 2025.

Net cash provided by operating activities was US$150.0 million for the nine months ended September 30, 2025, compared with US$119.5 million for the nine months ended September 30, 2024. The increase was primarily attributable to improved performance of Studio City’s operations which resulted in a decrease in net loss in the nine months ended September 30, 2025.

Investing Activities

Net cash used in investing activities of US$17.7 million for the three months ended September 30, 2025 was primarily attributable to payments for acquisition of property and equipment of US$11.5 million and payments for other long-term assets of US$7.3 million.

Net cash used in investing activities of US$29.5 million for the three months ended September 30, 2024 was primarily attributable to payments for acquisition of property and equipment of US$23.4 million and payments for other long-term assets of US$7.2 million.

Net cash used in investing activities of US$67.0 million for the nine months ended September 30, 2025 was attributable to payments for acquisition of property and equipment of US$53.2 million and payments for other long-term assets of US$21.0 million, which was partially offset by proceeds from sale of property and equipment of US$7.2 million.

Net cash used in investing activities of US$72.5 million for the nine months ended September 30, 2024 was primarily attributable to payments for acquisition of property and equipment of US$58.9 million and payments for other long-term assets of US$16.8 million.

Financing Activities

Net cash used in financing activities of US$111.3 million for the three and nine months ended September 30, 2025 was attributable to the full repayment of the outstanding principal amount of the 2025 Studio City Finance Notes at maturity of US$221.6 million and repayment of the 2024 Studio City Senior Secured Revolving Credit Facilities of US$60.0 million, partially offset by the proceeds from the drawdowns of the 2021 Studio City Senior Secured Credit Facilities and 2024 Studio City Senior Secured Revolving Credit Facilities of US$170.3 million.

Net cash used in financing activities of US$59.8 million for the three months ended September 30, 2024 was primarily attributable to the repurchases of 2025 Studio City Finance Notes.

Net cash used in financing activities of US$163.3 million for the nine months ended September 30, 2024 was primarily due to the settlement of the 2025 Notes Tender Offer (2024) and repurchases of 2025 Studio City Finance Notes.

Indebtedness

The following table presents a summary of our gross indebtedness as of September 30, 2025:

As of September 30, 2025
(in thousands of US$)
2021 Studio City Senior Secured Credit Facilities	$30,068
2024 Studio City Senior Secured Revolving Credit Facilities	81,724
2027 Studio City Company Notes	350,000
2028 Studio City Finance Notes	500,000
2029 Studio City Finance Notes	1,100,000

$2,061,792

Major changes in our indebtedness during the period ended and subsequent to September 30, 2025 are summarized below.

On July 11, 2025, we drew down HK$233.0 million (equivalent to US$29.7 million) and HK$1,104.0 million (equivalent to US$140.6 million) under the 2021 Studio City Senior Secured Credit Facilities and the 2024 Studio City Senior Secured Revolving Credit Facilities, respectively. Such proceeds from the drawdowns, together with cash on hand, were used to fully repay the outstanding principal amount of US$221.6 million of the 2025 Studio City Finance Notes at maturity on July 15, 2025.

On September 11, 2025, we repaid a principal amount of HK$468.0 million (equivalent to US$60.0 million) outstanding under the 2024 Studio City Senior Secured Revolving Credit Facilities, together with accrued interest.

Subsequent to September 30, 2025, we repaid an additional principal amount of HK$247.0 million (equivalent to US$31.8 million) amount outstanding under the 2024 Studio City Senior Secured Revolving Credit Facilities, together with accrued interest.

Studio City Finance Limited

Index To Unaudited Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2025

Page
Condensed Consolidated Balance Sheets (Unaudited)	F-2

Condensed Consolidated Statements of Operations (Unaudited)	F-3

Condensed Consolidated Statements of Cash Flows (Unaudited)	F-4

Studio City Finance Limited

Condensed Consolidated Balance Sheets

(In thousands, except share and per share data)

	September 30,	December 31,
	2025	2024
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$87,827	$116,360
Accounts receivable, net	1,288	1,976
Receivables from affiliated companies	33,727	32,263
Inventories	7,746	7,306
Prepaid expenses and other current assets	7,302	28,115

Total current assets	137,890	186,020

Property and equipment, net	2,531,977	2,653,305
Long-term prepayments, deposits and other assets	62,639	52,504
Restricted cash	130	130
Operating lease right-of-use assets	11,579	11,647
Land use right, net	99,889	102,629

Total assets	$2,844,104	$3,006,235

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$2,575	$3,285
Accrued expenses and other current liabilities	69,179	117,786
Income tax payable	15,532	7,626
Current portion of long-term debt, net	—	21,597
Payables to affiliated companies	78,249	40,849

Total current liabilities	165,535	191,143

Long-term debt, net	2,055,616	2,141,750
Other long-term liabilities	5,526	4,115
Deferred tax liabilities, net	112	77
Operating lease liabilities, non-current	11,857	12,227

Total liabilities	2,238,646	2,349,312

Equity:
Ordinary shares, par value $1; 50,000 shares authorized; 3 shares issued and outstanding	—	—
Additional paid-in capital	2,672,064	2,672,064
Accumulated other comprehensive income	2,342	11,805
Accumulated losses	(2,051,930)	(2,009,301)

Total Studio City Finance Limited shareholder’s equity	622,476	674,568
Noncontrolling interests	(17,018)	(17,645)

Total equity	605,458	656,923

Total liabilities and equity	$2,844,104	$3,006,235

Studio City Finance Limited

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
Operating revenues:
Revenue from casino contract	$77,267	$67,312	$236,970	$196,279
Rooms	44,093	41,602	124,974	117,800
Food and beverage	23,390	24,585	67,594	67,484
Entertainment	13,514	18,630	35,609	43,222
Services fee	18,067	16,395	52,271	45,158
Mall	5,096	5,055	14,059	13,767
Retail and other	1,087	1,051	2,808	2,572

Total operating revenues	182,514	174,630	534,285	486,282

Operating costs and expenses:
Costs related to casino contract	(9,856)	(8,815)	(29,229)	(25,923)
Rooms	(15,635)	(13,506)	(45,183)	(37,484)
Food and beverage	(19,543)	(21,272)	(59,138)	(59,237)
Entertainment	(10,453)	(14,676)	(34,174)	(39,321)
Mall	(2,039)	(1,958)	(5,806)	(5,356)
Retail and other	(644)	(657)	(1,820)	(1,714)
General and administrative	(46,141)	(45,427)	(134,209)	(128,222)
Pre-opening costs	(31)	(23)	(500)	(829)
Amortization of land use right	(828)	(829)	(2,485)	(2,482)
Depreciation and amortization	(53,205)	(51,074)	(156,972)	(149,981)
Property charges and other	(158)	(323)	(2,318)	(443)

Total operating costs and expenses	(158,533)	(158,560)	(471,834)	(450,992)

Operating income	23,981	16,070	62,451	35,290

Non-operating income (expenses):
Interest income	91	384	379	3,027
Interest expense	(30,885)	(32,785)	(95,867)	(101,222)
Other financing costs	(293)	(105)	(1,446)	(313)
Foreign exchange (losses) gains, net	(10,072)	(3,911)	632	(4,248)
Loss on extinguishment of debt	—	(114)	—	(983)

Total non-operating expenses, net	(41,159)	(36,531)	(96,302)	(103,739)

Loss before income tax	(17,178)	(20,461)	(33,851)	(68,449)
Income tax expense	(3,169)	(2,507)	(8,197)	(7,153)

Net loss	(20,347)	(22,968)	(42,048)	(75,602)
Net (income) loss attributable to noncontrolling interests	(199)	14	(581)	(456)

Net loss attributable to Studio City Finance Limited	$(20,546)	$(22,954)	$(42,629)	$(76,058)

Studio City Finance Limited

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
Cash flows from operating activities:
Net cash provided by operating activities	$53,966	$15,553	$150,041	$119,518

Cash flows from investing activities:
Acquisition of property and equipment	(11,461)	(23,407)	(53,182)	(58,945)
Payments for other long-term assets	(7,290)	(7,232)	(20,952)	(16,806)
Proceeds from sale of property and equipment	1,091	1,092	7,164	3,232

Net cash used in investing activities	(17,660)	(29,547)	(66,970)	(72,519)

Cash flows from financing activities:
Repayments of long-term debt	(281,649)	(59,664)	(281,649)	(162,693)
Payments of financing costs	—	(169)	—	(624)
Proceeds from long-term debt	170,327	—	170,327	—

Net cash used in financing activities	(111,322)	(59,833)	(111,322)	(163,317)

Effect of exchange rate on cash, cash equivalents and restricted cash	995	965	(282)	1,057

Decrease in cash, cash equivalents and restricted cash	(74,021)	(72,862)	(28,533)	(115,261)
Cash, cash equivalents and restricted cash at beginning of period	161,978	175,048	116,490	217,447

Cash, cash equivalents and restricted cash at end of period	$87,957	$102,186	$87,957	$102,186

Supplemental cash flow disclosures:
Cash paid for interest	$(63,629)	$(64,822)	$(126,280)	$(132,737)
Cash paid for amounts included in the measurement of lease liabilities - operating cash flows from operating leases	$(1)	$—	$(677)	$(675)
Non-cash disclosures:
Change in accrued expenses and other current liabilities related to acquisition of property and equipment	$(879)	$(1,093)	$11,607	$10,586
Change in payables to affiliated companies related to acquisition of property and equipment	$(68)	$147	$256	$581
Reconciliation of cash, cash equivalents and restricted cash to the condensed consolidated balance sheets:
			September 30,	December 31,
			2025	2024
Cash and cash equivalents			$87,827	$116,360
Non-current portion of restricted cash			130	130

Total cash, cash equivalents and restricted cash			$87,957	$116,490

F-4